SCHEDULE 13G

Amendment No. 1
Brookfield Infrastructure Partners L.P.
Limited Partnership Units
Cusip #G16252101


Cusip #G16252101
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	5,823,108
Item 6:	0
Item 7:	5,823,108
Item 8:	0
Item 9:	5,823,108
Item 11:	4.057%
Item 12:	    HC


Cusip #G16252101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	5,823,108
Item 8:	0
Item 9:	5,823,108
Item 11:	4.057%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Brookfield Infrastructure Partners L.P.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		7 Reid Street
		4th Floor
		Hamilton HM11
		Bermuda

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Limited Partnership Units

Item 2(e).	CUSIP Number:

		G16252101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	5,823,108

	(b)	Percent of Class:	4.057%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	5,823,108

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	5,823,108

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Strategic Advisers, Inc., 82 Devonshire Street, Boston,
MA 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 1 shares, or 0.000%, of the Limited Partnership Units outstanding of Brookfield
Infrastructure Partners L.P., beneficially owned through Strategic Advisers, Inc.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,681,507 shares or 3.958% of the outstanding Limited Partnership Units of Brookfield Infrastructure Partners L.P. as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under
Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of Limited Partnership Units of Brookfield Infrastructure Partners L.P. owned by the institutional account(s) at December 31, 2012 included 5,681,507 shares of Limited Partnership Units resulting from the assumed conversion of 5,681,507 shares of BROOKFIELD INFRASTRUCTURE PA (1 shares of
Limited Partnership Units for each share of Convertible
Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 5,681,507 shares and sole power to vote or to direct the voting of 5,681,507 shares of Limited Partnership Units owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 141,600 shares or 0.099% of the outstanding Limited Partnership Units of the Brookfield Infrastructure Partners L.P. as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Limited Partnership Units of Brookfield Infrastructure Partners L.P. owned by the institutional account(s) at December 31, 2012 included
141,600 shares of Limited Partnership Units resulting from the assumed conversion of 141,600 shares of BROOKFIELD INFRASTRUCTURE PA (1 shares of Limited Partnership
Units for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 141,600 shares and sole power to vote or to direct the voting of 141,600 shares of Limited
Partnership Units owned by the institutional accounts managed by PGATC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 2013, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Limited Partnership Units of Brookfield Infrastructure
Partners L.P. at December 31, 2012.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d